Exhibit 99.1

Condensed Consolidated Interim Financial Statements
June 30, 2023 and 2022
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2023 and December 31, 2022
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$456,583	$279,735
Term deposits		—	35,000
Accounts receivable and other	5	93,667	91,113
Inventories	6	231,907	198,872
Current derivative assets	16	727	—
Assets held for sale	4	27,348	27,738
		810,232	632,458
Restricted cash		2,082	2,033
Deferred tax assets		14,507	14,507
Other assets	7	165,261	120,065
Non-current derivative assets	16	10,106	—
Property, plant and equipment		3,647,273	3,596,262
Goodwill		92,591	92,591
		$4,742,052	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$196,960	$191,705
Current portion of lease liabilities		4,184	4,777
Current portion of asset retirement obligations		4,382	3,980
Liabilities associated with assets held for sale	4	10,698	10,479
		216,224	210,941
Debt	8	546,018	494,414
Lease liabilities		11,281	12,164
Employee benefit plan obligations		8,310	8,910
Asset retirement obligations		111,635	105,893
Non-current derivative liabilities	16	1,811	—
Deferred income tax liabilities		434,509	424,726
		1,329,788	1,257,048
Equity
Share capital	12	3,410,609	3,241,644
Treasury stock		(14,821)	(20,454)
Contributed surplus		2,612,685	2,618,212
Accumulated other comprehensive loss		(18,937)	(42,284)
Deficit		(2,572,845)	(2,593,050)
Total equity attributable to shareholders of the Company		3,416,691	3,204,068
Attributable to non-controlling interests		(4,427)	(3,200)
		3,412,264	3,200,868
		$4,742,052	$4,457,916
Subsequent events (Note 20)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: July 27, 2023

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Revenue
Metal sales	9	$229,855	$213,447	$459,209	$408,119

Cost of sales
Production costs		116,996	109,320	228,246	213,876
Depreciation and amortization		64,086	56,071	126,439	107,669
		181,082	165,391	354,685	321,545

Earnings from mine operations		48,773	48,056	104,524	86,574

Exploration and evaluation expenses		4,634	3,387	10,470	8,373
Mine standby costs	10	5,113	10,645	8,617	22,333
General and administrative expenses		9,365	8,522	19,965	16,525
Employee benefit plan expense		706	809	2,219	2,650
Share-based payments expense	13	2,676	348	3,528	3,998
Write-down (recovery) of assets		1,886	(1,688)	2,048	22,453
Foreign exchange gain		(14,681)	(6,385)	(13,754)	(7,717)
Earnings from operations		39,074	32,418	71,431	17,959

Other income	11	10,580	1,642	19,088	3,379
Finance costs	11	(9,350)	(23,677)	(18,143)	(25,778)
Earnings (loss) from continuing operations before income tax		40,304	10,383	72,376	(4,440)
Income tax expense		38,866	33,381	51,597	58,311
Net earnings (loss) from continuing operations		1,438	(22,998)	20,779	(62,751)
Net loss from discontinued operations, net of tax		(942)	(1,084)	(2,066)	(346,324)
Net earnings (loss) for the period		$496	$(24,082)	$18,713	$(409,075)

Net earnings (loss) attributable to:
Shareholders of the Company		885	(25,273)	20,205	(342,874)
Non-controlling interests		(389)	1,191	(1,492)	(66,201)
Net earnings (loss) for the period		$496	$(24,082)	$18,713	$(409,075)

Net earnings (loss) attributable to Shareholders of the Company:
Continuing operations		1,537	(22,939)	20,918	(62,649)
Discontinued operations		(652)	(2,334)	(713)	(280,225)
		$885	$(25,273)	$20,205	$(342,874)

Net (loss) earnings attributable to Non-Controlling Interest:
Continuing operations		(99)	(59)	(139)	(102)
Discontinued operations		(290)	1,250	(1,353)	(66,099)
		$(389)	$1,191	$(1,492)	$(66,201)

Weighted average number of shares outstanding (thousands)
Basic	12	188,804	183,777	186,355	183,074
Diluted	12	189,680	183,777	187,136	183,074

Net earnings (loss) per share attributable to Shareholders of the Company:
Basic earnings (loss) per share		$0.00	$(0.14)	$0.11	$(1.87)
Diluted earnings (loss) per share		$0.00	$(0.14)	$0.11	$(1.87)

Net earnings (loss) per share attributable to Shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.01	$(0.12)	$0.11	$(0.34)
Diluted earnings (loss) per share		$0.01	$(0.12)	$0.11	$(0.34)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Net earnings (loss) for the period	$496	$(24,082)	$18,713	$(409,075)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	4,055	(10,314)	27,497	(8,265)
Income tax expense on change in fair value of investments in marketable securities	(546)	—	(1,181)	—
Actuarial (losses) gains on employee benefit plans	(1,831)	266	(3,665)	(651)
Income tax recovery on actuarial losses on employee benefit pension plans	243	143	696	143
Total other comprehensive income (loss) for the period	1,921	(9,905)	23,347	(8,773)
Total comprehensive income (loss) for the period	$2,417	$(33,987)	$42,060	$(417,848)

Attributable to:
Shareholders of the Company	2,806	(35,178)	43,552	(351,647)
Non-controlling interests	(389)	1,191	(1,492)	(66,201)
	$2,417	$(33,987)	$42,060	$(417,848)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period from continuing operations		$1,438	$(22,998)	$20,779	$(62,751)
Adjustments for:
Depreciation and amortization		64,893	56,697	128,014	108,721
Finance costs		9,350	23,677	18,143	25,778
Interest income		(2,719)	(809)	(6,450)	(1,284)
Unrealized foreign exchange gain		(11,738)	(3,282)	(12,225)	(3,766)
Income tax expense		38,866	33,381	51,597	58,311
Loss (gain) on disposal of assets		682	(233)	767	(815)
Unrealized gain on derivative contracts	16	(8,397)	—	(9,022)	—
Write-down (recovery) of assets		1,886	(1,688)	2,048	22,453
Share-based payments expense	13	2,676	348	3,528	3,998
Employee benefit plan expense		706	809	2,219	2,650
		97,643	85,902	199,398	153,295
Property reclamation payments		(1,044)	(481)	(1,956)	(793)
Employee benefit plan payments		(1,783)	(423)	(4,111)	(2,673)
Income taxes paid		(15,101)	(36,628)	(24,137)	(52,567)
Interest received		2,719	809	6,450	1,284
Changes in non-cash working capital	14	(7,129)	(22,211)	(60,032)	(36,288)
Net cash generated from operating activities of continuing operations		75,305	26,968	115,612	62,258
Net cash (used in) generated from operating activities of discontinued operations		(247)	(33)	69	(79)

Investing activities
Additions to property, plant and equipment		(86,233)	(83,183)	(158,504)	(135,179)
Capitalized interest paid		(527)	—	(527)	—
Proceeds from the sale of property, plant and equipment		1,185	565	1,185	1,641
Purchase of marketable securities and investment in debt securities		—	—	(633)	—
Value added taxes related to mineral property expenditures, net		(11,441)	(7,078)	(14,502)	(18,211)
Decrease (increase) in term deposits		—	—	35,000	(60,000)
Net cash used in investing activities of continuing operations		(97,016)	(89,696)	(137,981)	(211,749)

Financing activities
Issuance of common shares, net of issuance costs		166,375	541	166,809	13,659
Contributions from non-controlling interests		—	37	265	207
Proceeds from Term facility - Commercial Loans and RRF Loans	8	71,208	—	71,208	—
Proceeds from Term facility - VAT facility	8	535	—	535	—
Term facility loan financing costs	8	(17,172)	—	(17,172)	—
Term facility commitment fees		(2,529)	—	(2,529)	—
Interest paid		(885)	(831)	(17,699)	(17,719)
Principal portion of lease liabilities		(844)	(1,705)	(1,845)	(3,977)
Purchase of treasury stock		—	—	—	(13,969)
Net cash generated from (used in) financing activities of continuing operations		216,688	(1,958)	199,572	(21,799)

Net increase (decrease) in cash and cash equivalents		194,730	(64,719)	177,272	(171,369)
Cash and cash equivalents - beginning of period		262,277	374,677	279,735	481,327
Cash in disposal group held for sale		(424)	—	(424)	—
Cash and cash equivalents - end of period		$456,583	$309,958	$456,583	$309,958

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Share capital
Balance beginning of period		$3,242,668	$3,240,665	$3,241,644	$3,225,326
Shares issued upon exercise of share options		4,423	71	5,140	3,943
Shares issued upon exercise of performance share units (PSU's)		—	—	—	2,256
Transfer of contributed surplus on exercise of options		1,861	29	2,168	1,592
Shares issued upon exercise of warrants		—	213	—	213
Shares issued in private placements, net of share issuance costs		66,776	(26)	66,776	7,622
Shares issued to the public, net of share issuance costs		94,881	—	94,881	—
Balance end of period	12	$3,410,609	$3,240,952	$3,410,609	$3,240,952

Treasury stock
Balance beginning of period		$(20,414)	$(20,454)	$(20,454)	$(10,289)
Purchase of treasury stock		—	—	—	(13,969)
Shares redeemed upon exercise of restricted share units (RSU's)		5,593	—	5,633	3,804
Balance end of period		$(14,821)	$(20,454)	$(14,821)	$(20,454)

Contributed surplus
Balance beginning of period		$2,618,045	$2,610,136	$2,618,212	$2,615,459
Share-based payment arrangements		2,094	2,356	2,274	4,656
Shares redeemed upon exercise of restricted share units		(5,593)	—	(5,633)	(3,804)
Shares redeemed upon exercise of performance share units		—	—	—	(2,256)
Transfer to share capital on exercise of options		(1,861)	(29)	(2,168)	(1,592)
Balance end of period		$2,612,685	$2,612,463	$2,612,685	$2,612,463

Accumulated other comprehensive loss
Balance beginning of period		$(20,858)	$(19,773)	$(42,284)	$(20,905)
Other comprehensive income (loss) for the period attributable to shareholders of the Company		1,921	(9,905)	23,347	(8,773)
Balance end of period		$(18,937)	$(29,678)	$(18,937)	$(29,678)

Deficit
Balance beginning of period		$(2,573,730)	$(2,556,827)	$(2,593,050)	$(2,239,226)
Earnings (loss) attributable to shareholders of the Company		885	(25,273)	20,205	(342,874)
Balance end of period		$(2,572,845)	$(2,582,100)	$(2,572,845)	$(2,582,100)
Total equity attributable to shareholders of the Company		$3,416,691	$3,221,183	$3,416,691	$3,221,183

Non-controlling interests
Balance beginning of period		$(4,038)	$2,335	$(3,200)	$69,557
(Loss) earnings attributable to non-controlling interests		(389)	1,191	(1,492)	(66,201)
Contributions from non-controlling interests		—	37	265	207
Balance end of period		$(4,427)	$3,563	$(4,427)	$3,563
Total equity		$3,412,264	$3,224,746	$3,412,264	$3,224,746

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2022.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 27, 2023.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2022.

3. Significant accounting policies
Adoption of new accounting standards
A number of amendments to standards were effective for annual periods beginning on or after January 1, 2023, including amendments to IAS 1, IFRS Practice Statement 2, IAS 8 and IAS 12. There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Disposal group held for sale & discontinued operations
Certej project
On October 26, 2022, the Company entered into a share purchase agreement to sell the Certej project, a non-core gold asset in the Romania segment. While the agreement expired on March 24, 2023, the Company is committed to continue its plan to sell the disposal group within the next twelve months.
As at June 30, 2023, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	June 30, 2023	December 31, 2022

Cash	$424	$356
Accounts receivable and other	1,073	1,150
Property, plant, and equipment	24,371	24,731
Inventories	1,480	1,501
Assets held for sale	$27,348	$27,738

Accounts payable and accrued liabilities	$(173)	$(168)
Asset retirement obligations	(10,525)	(10,311)
Liabilities associated with assets held for sale	$(10,698)	$(10,479)

During the year ended December 31, 2022, the Company recorded impairment of $394,723 ($374,684 net of deferred tax) on the Certej project. The fair value measurement for the disposal group has been categorized as a Level 3 fair value based on the expected cash consideration of a sale, less estimated costs of disposal.
The results from operations of the Romanian reporting segment include:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Expenses	$(942)	$(1,084)	$(2,066)	$(937)
Impairment of property and equipment	—	—	—	(365,426)
Loss from operations	(942)	(1,084)	(2,066)	(366,363)
Income tax recovery	—	—	—	(20,039)
Loss from discontinued operations, net of tax	$(942)	$(1,084)	$(2,066)	$(346,324)

(Loss) earnings from discontinued operations attributable to non-controlling interest	$(290)	$1,250	$(1,353)	$(66,099)
Loss from discontinued operations attributable to shareholders of the Company	$(652)	$(2,334)	$(713)	$(280,225)

Basic loss per share attributable to shareholders of the Company	$0.00	$(0.01)	$0.00	$(1.53)
Diluted loss per share attributable to shareholders of the Company	$0.00	$(0.01)	$0.00	$(1.53)
Net cash used in operating activities of the Romanian reporting segment was $247 during the three months ended June 30, 2023, and net cash generated from operating activities was $69 during the six months ended June 30, 2023. Net cash used in operating activities during the three and six months ended June 30, 2022 was $33 and $79, respectively.
(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
5. Accounts receivable and other

	June 30, 2023	December 31, 2022

Trade receivables	$37,360	$33,746
Value added tax and other taxes recoverable	17,102	19,679
Other receivables and advances	16,790	13,610
Prepaid expenses and deposits	22,267	23,940
Investment in marketable securities	148	138
	$93,667	$91,113

6. Inventories

	June 30, 2023	December 31, 2022

Ore stockpiles	$13,091	$10,521
In-process inventory and finished goods	83,833	67,261
Materials and supplies	134,983	121,090
	$231,907	$198,872

7. Other Assets

	June 30, 2023	December 31, 2022

Long-term value added tax and other taxes recoverable	$68,294	$55,394
Prepaid forestry fees	1,193	1,403
Prepaid loan costs(1)	4,848	1,487
Investment in marketable securities and debt securities	90,734	61,611
Other	192	170
	$165,261	$120,065
(1) Prepaid loan costs include prepaid transaction costs for the revolving VAT and cost overrun components of the Skouries Project Financing facility (Note 8).

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Debt

	June 30, 2023	December 31, 2022

Senior notes due 2029, net of unamortized transaction fees of $5,707 (2022 – $6,783) and initial redemption option of $3,914	$498,207	$498,090
Redemption option derivative asset	(3,125)	(3,676)
Term Facility commercial loans, net of unamortized transaction fees of $14,792	34,238	—
Term Facility RRF loans, net of unamortized transaction fees of $6,141	16,162	—
Term Facility revolving VAT facility	536	—
	$546,018	$494,414

Skouries Project Financing Facility ("Term Facility")
On April 5, 2023, the Company completed the €680,400 project financing facility for the development of the Skouries project in Northern Greece. The Term Facility includes €200,000 of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility also provides a €30,000 revolving credit facility to fund reimbursable value added tax ("VAT") expenditures relating to the Skouries project. The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries project and the Hellas operating assets.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount, as at June 30, 2023 of €126,211 ($137,305), issued under the Company's $250,000 amended and restated fourth senior secured credit facility (the "Fourth ARCA"). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project.
The Term Facility includes the following components:
i.€480,400 commercial loans at a variable interest rate comprised of six-months EURIBOR plus a fixed margin, with 70% of the variable rate exposure to be economically hedged through an interest rate swap for the term of the facility (Note 16(d)).
ii.€100,000 initial RRF loans at a fixed interest rate of 3.04% for the term of the facility.
iii.€100,000 additional RRF loan at a fixed interest rate of 4.06% for the term of the facility.
In the six months ended June 30, 2023, the Company completed two drawdowns on the Term Facility totalling €65,888 ($71,333), including €45,287 ($49,030) commercial loans and €20,601 ($22,303) from the RRF loans. Additionally, the Company completed drawdowns on the VAT revolving credit facility of €502 ($536).
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 16(c),(d),(e)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026 or three months following completion of the Skouries project. There is a deferral option, which if exercised, will extend drawings from the Term Facility through the earlier of August 26, 2026 or three months following completion of the Skouries project.
Repayment of the commercial loans, the RRF loans, and the Contingent Overrun Facility will commence on June 30, 2026, with 14 semi-annual installments, through to December 31, 2032. If the deferral option is exercised, repayment will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Debt (continued)
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027 or 18 months following completion of the Skouries project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios.
As at June 30, 2023, €80,669 ($87,655) of cash and cash equivalents, comprising of proceeds from the Term Facility and proceeds from the European Bank of Reconstruction and Development ("EBRD") private placement (Note 12 (a)) is restricted for the use of constructing the Skouries project.
Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decrease in fair value for the three and six months ended June 30, 2023 is $1,603 and $551 (three and six months ended June 30, 2022 – $14,424 and $7,377), which is recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at June 30, 2023.
The fair market value of the senior notes as at June 30, 2023 is $447,600.
Senior Secured Credit Facility
On October 15, 2021, the Company executed the $250 million Fourth ARCA with an option to increase the available credit by $100 million through the accordion feature, and with a maturity date of October 15, 2025.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at June 30, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126,211 ($137,305) and the Company's available balance on the revolving credit facility was $112,376. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Revenue
For the three months ended June 30, 2023, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$63,907	$78,273	$—	$142,180
Gold revenue - concentrate	45,672	—	28,603	74,275
Silver revenue - doré	796	338	—	1,134
Silver revenue - concentrate	1,366	—	6,588	7,954
Lead concentrate	—	—	5,993	5,993
Zinc concentrate	—	—	4,207	4,207
Revenue from contracts with customers	$111,741	$78,611	$45,391	$235,743
Loss on revaluation of derivatives in trade receivables - gold	(2,944)	—	(1,151)	(4,095)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,793)	(1,793)
	$108,797	$78,611	$42,447	$229,855

For the three months ended June 30, 2022, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$50,273	$84,579	$—	$134,852
Gold revenue - concentrate	42,147	—	19,716	61,863
Silver revenue - doré	732	374	—	1,106
Silver revenue - concentrate	799	—	8,346	9,145
Lead concentrate	—	—	5,764	5,764
Zinc concentrate	—	—	3,771	3,771
Revenue from contracts with customers	$93,951	$84,953	$37,597	$216,501
Loss on revaluation of derivatives in trade receivables - gold	(1,589)	—	(962)	(2,551)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(503)	(503)
	$92,362	$84,953	$36,132	$213,447
(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Revenue (continued)
For the six months ended June 30, 2023, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$135,127	$151,472	$—	$286,599
Gold revenue - concentrate	82,403	—	53,173	135,576
Silver revenue - doré	1,630	779	—	2,409
Silver revenue - concentrate	2,295	—	14,894	17,189
Lead concentrate	—	—	12,963	12,963
Zinc concentrate	—	—	8,357	8,357
Revenue from contracts with customers	$221,455	$152,251	$89,387	$463,093
Gain (loss) on revaluation of derivatives in trade receivables - gold	66	—	(820)	(754)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(3,130)	(3,130)
	$221,521	$152,251	$85,437	$459,209

For the six months ended June 30, 2022, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$106,141	$149,176	$—	$255,317
Gold revenue - concentrate	81,935	—	34,929	116,864
Silver revenue - doré	1,476	716	—	2,192
Silver revenue - concentrate	1,715	—	13,050	14,765
Lead concentrate	—	—	9,724	9,724
Zinc concentrate	—	—	10,645	10,645
Revenue from contracts with customers	$191,267	$149,892	$68,348	$409,507
Loss on revaluation of derivatives in trade receivables - gold	(964)	—	(1,251)	(2,215)
Gain on revaluation of derivatives in trade receivables - other metals	—	—	827	827
	$190,303	$149,892	$67,924	$408,119

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Mine standby costs

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Stratoni	$2,946	$7,386	$5,898	$16,835
Skouries	—	2,505	—	4,044
Other mine standby costs	2,167	754	2,719	1,454
	$5,113	$10,645	$8,617	$22,333

11. Other income and finance costs

(a) Other income	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

(Loss) gain on disposal of assets	$(682)	$233	$(767)	$815
Unrealized gain on derivative instruments (Note 16)	8,397	—	9,022	—
Realized loss on derivative instruments (Note 16)	(5)	—	(5)	—
Interest and other income	2,870	1,409	10,838	2,564
	$10,580	$1,642	$19,088	$3,379

(b) Finance costs	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Interest cost on senior notes due 2029	$7,871	$7,867	$15,741	$15,647
Interest cost on Term Facility commercial loans	480	—	480	—
Interest cost on Term Facility RRF loans	148	—	148	—
Other interest and financing costs	2,871	511	3,327	969
Loss on redemption option derivative (Note 8)	1,603	14,424	551	7,377
Interest expense on lease liabilities	431	380	875	795
Asset retirement obligation accretion	1,074	495	2,149	990
Total finance costs	$14,478	$23,677	$23,271	$25,778
Less: Capitalized interest	(5,128)	—	(5,128)	—
	$9,350	$23,677	$18,143	$25,778

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share capital and earnings (loss) per share
(a) Share capital

	2023		2022
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	184,800,571	$3,241,644	182,673,118	$3,225,326
Shares issued upon exercise of share options	700,134	5,140	774,653	3,943
Shares issued on redemption of performance share units	—	—	528,166	2,256
Estimated fair value of share options exercised transferred from contributed surplus	—	2,168	—	1,592
Shares issued upon exercise of warrants	—	—	19,037	213
Shares issued for private placement with EBRD, net of issuance costs	6,269,231	60,142	—	—
Shares issued for bought deal offering, net of issuance costs	10,400,000	94,881	—	—
Flow-through shares issued, net of issuance costs and premium	680,900	6,634	694,500	7,622
Balance at June 30,	202,850,836	$3,410,609	184,689,474	$3,240,952

On June 14, 2023, the Company completed a private placement with EBRD consisting of 6,269,231 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $81,500 ($61,292). These proceeds will be invested in the Skouries project in Northern Greece, and will be credited against the Company's 20% equity funding commitment per the terms of the project financing facility that closed on April 5, 2023.
On June 7, 2023, the Company completed a bought deal prospectus offering of 10,400,000 common shares at a price of CDN $13.00 per common share for gross proceeds of CDN $135,200 ($101,076). Proceeds from the offering are expected to be used to fund growth initiatives across Eldorado's portfolio, including some not currently contemplated within the Company's five-year plan, as well as for general corporate and working capital purposes.
On June 6, 2023, the Company completed a private placement of 390,900 common shares at a price of CDN $19.18 per share for proceeds of CDN $7,498; and a private placement of 290,000 common shares at a price of CDN $17.24 per share for proceeds of CDN $4,998. The proceeds of CDN $7,498 ($5,588) will be used to fund eligible exploration expenses. The proceeds of CDN $4,998 ($3,725) will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at premiums of CDN $6.02 per share and CDN $4.08 per share, respectively, to the closing market price of the Company's common shares at the date of issue. The combined premium of CDN $3,536 ($2,635) was recognized in accounts payable and accrued liabilities and will be recognized in other income as required expenditures are incurred and related tax benefits renounced.

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share capital and earnings (loss) per share (continued)
(b) Earnings (loss) per share
The weighted average number of common shares for the purposes of diluted earnings (loss) per share reconciles to the weighted average number of common shares used in the calculation of basic earnings (loss) per share as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Weighted average number of common shares used in the calculation of basic earnings (loss) per share	188,803,605	183,776,750	186,354,723	183,073,881
Dilutive impact of share options	577,191	—	492,889	—
Dilutive impact of restricted share units and restricted share units with performance criteria	294,024	—	282,494	—
Dilutive impact of performance share units	5,610	—	6,197	—
Weighted average number of common shares used in the calculation of diluted earnings (loss) per share	189,680,430	183,776,750	187,136,303	183,073,881

As at June 30, 2023, 2,529,868 options (June 30, 2022 – 2,716,052) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
As the three months ended June 30, 2022 was in a net loss position, 564,192 share options, 179,097 restricted stock units ("RSU's") and RSU's with performance criteria, and nil performance share units ("PSU's") were anti-dilutive.
As the six months ended June 30, 2022 was in a net loss position, 731,148 share options, 346,141 RSU's and RSU's with performance criteria, and 79,740 PSU's were anti-dilutive.
(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payments expense

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Share options	$743	$1,087	$1,233	$2,127
Restricted shares with no performance criteria	464	349	431	769
Restricted shares with performance criteria	236	360	(212)	859
Performance shares	651	559	822	900
Deferred units	582	(2,007)	1,254	(657)
	$2,676	$348	$3,528	$3,998

14. Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Changes in non-cash working capital:
Accounts receivable and other	$33,852	$(15,403)	$(4,513)	$1,533
Inventories	(13,523)	(10,727)	(26,595)	(21,409)
Accounts payable and accrued liabilities	(27,458)	3,919	(28,924)	(16,412)
	$(7,129)	$(22,211)	$(60,032)	$(36,288)

15. Commitments and contractual obligations
Significant changes to the Company's commitments and contractual obligations as at June 30, 2023 compared to December 31, 2022 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 years	Total

Debt (1)	$536	$—	$36,966	$34,367	$—	$500,000	$571,869
Purchase obligations and other commitments	$33,287	$2,694	$301	$—	$—	$—	$36,282
(1) Does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag and Skouries.
(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments

	June 30, 2023	December 31, 2022

Foreign currency collars	$593	$—
Gold collars	7,464	—
Copper commodity swaps	1,036	—
Foreign currency forward contracts	1,740	—
Total derivative assets	$10,833	$—

Classified as:	June 30, 2023	December 31, 2022

Current	$727	$—
Non-current	10,106	—
	$10,833	$—

	June 30, 2023	December 31, 2022

Gold commodity swaps	$362	$—
Interest rate swaps	1,449	—
Total derivative liabilities	$1,811	$—

Classified as:	June 30, 2023	December 31, 2022

Current	$—	$—
Non-current	1,811	—
	$1,811	$—

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
(a)Foreign Currency Collars
The Company has entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which the Company expects to be able to protect against currency movements, either above or below specific strike prices. These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other income and expense.
As at June 30, 2023, the Company's outstanding foreign currency collars were as follows:

	2023	2024
Canadian dollar collars
Canadian dollar contracts	US$54,000	US$18,000
Weighted average put strike price (USD:CDN)	1.30	1.30
Weighted average call strike price (USD:CDN)	1.43	1.46

Euro collars
Euro contracts	€36,000	—
Weighted average put strike price (EUR:USD)	1.11	—
Weighted average call strike price (EUR:USD)	1.02	—
Canadian dollar collars totalling US$42,000 and Euro collars totalling €41,400 expired in the six months ended June 30, 2023 without financial settlement.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Opening derivative asset	$625	$—	$—	$—
Change in fair value	(32)	—	593	—
Closing derivative asset	$593	$—	$593	$—

(b)Gold Collars
The Company has entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. These derivatives set a band within which the Company expects to be able to protect against gold price movements, either above or below specific strike prices. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other income and expense.
As at June 30, 2023, the Company's outstanding gold collars were as follows:

	2023	2024	2025

Gold ounces	100,002	200,004	200,004
Weighted average put strike price per ounce	US$1,700	US$1,800	US$1,900
Weighted average call strike price per ounce	US$2,736	US$2,765	US$2,667
(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
Changes in the fair value of gold collars outstanding during the three and six months ended June 30, 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Opening derivative asset	$—	$—	$—	$—
Change in fair value	7,464	—	7,464	—
Closing derivative asset	$7,464	$—	$7,464	$—

Gold collars totalling 16,667 ounces expired in the six months ended June 30, 2023 without financial settlement.

(c)Gold and Copper Commodity Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other income and expense.
Changes in the fair value of gold commodity swaps outstanding during the three and six months ended June 30, 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
Gold commodity swaps	2023	2022	2023	2022

Opening derivative liability	$—	$—	$—	$—
Change in fair value	(362)	—	(362)	—
Closing derivative liability	$(362)	$—	$(362)	$—

Changes in the fair value of copper commodity swaps outstanding during the three and six months ended June 30, 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
Copper commodity swaps	2023	2022	2023	2022

Opening derivative asset	$—	$—	$—	$—
Change in fair value	1,036	—	1,036	—
Closing derivative asset	$1,036	$—	$1,036	$—

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Derivative financial instruments (continued)
(d) Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other income and expense.
Changes in the fair value of interest rate swaps outstanding during the three and six months ended June 30, 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Opening derivative liability	$—	$—	$—	$—
Change in fair value	(1,449)	—	(1,449)	—
Closing derivative liability	$(1,449)	$—	$(1,449)	$—

(e) Foreign Currency Forward Contracts
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17,000 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11,350 will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other income and expense.
Changes in the fair value of foreign currency forward contracts outstanding during the three and six months ended June 30, 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Opening derivative asset	$—	$—	$—	$—
Change in fair value	1,740	—	1,740	—
Closing derivative asset	$1,740	$—	$1,740	$—

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets and liabilities measured at fair value as at June 30, 2023 and December 31, 2022 are as follows:

June 30, 2023	Level 1 (10)	Level 2	Level 3	Total

Marketable securities(1)	$83,644	$—	$—	$83,644
Investments in debt securities(2)	7,238	—	—	7,238
Settlement receivables(3)	—	37,361	—	37,361
Redemption option derivative asset(4)	—	3,125	—	3,125
Foreign currency collars - assets(5)	—	593	—	593
Gold collars - assets(6)	—	7,464	—	7,464
Gold commodity swaps - liabilities(7)	—	(362)	—	(362)
Copper commodity swaps - assets(7)	—	1,036	—	1,036
Interest rate swaps - liabilities(8)	—	(1,449)	—	(1,449)
Foreign currency forward contracts - assets(9)	—	1,740	—	1,740
Net financial assets (liabilities)	$90,882	$49,508	$—	$140,390
(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period.
(4)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs.
(5)Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 16(a)) with fair value based on observable forward foreign exchange rates.
(6)Gold zero-cost collars classified as fair value through profit and loss (Note 16(b)) with fair value based on observable forward metal prices.
(7)Gold and copper commodity swaps classified as fair value through profit and loss (Note 16(c)) with fair value based on observable forward metal prices.
(8)Interest rate swaps classified as fair value through profit and loss (Note 16(d)) with fair value based on observable forward interest rates.
(9)U.S. dollar to Euro forward contracts classified as fair value through profit and loss (Note 16(e)) with fair value based on observable forward foreign exchange rates.
(10)The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.
(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Financial instruments by category (continued)

December 31, 2022	Level 1 (6)	Level 2	Level 3	Total

Marketable securities(1)	$54,706	$—	$—	$54,706
Investments in debt securities(2)	7,043	—	—	7,043
Settlement receivables(3)	—	33,393	—	33,393
Redemption option derivative asset(4)	—	3,676	—	3,676
Turkish Lira deposits(5)	—	35,000	—	35,000
Net financial assets (liabilities)	$61,749	$72,069	$—	$133,818

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Investments in debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period.
(4)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the senior notes and is classified as fair value through profit and loss (Note 8) with fair value based on models using observable interest rate inputs.
(5)Turkish Lira deposits protected from the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss using an observable foreign exchange rate.
(6)The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

There were no amounts transferred between levels of the fair value hierarchy during the three months and six months ended June 30, 2023 and 2022. For all other financial instruments, carrying amounts approximate fair value.

(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2023 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 16(e)), reducing its exposure to foreign exchange risk.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contacts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 16(c)).
In May 2023, the Company entered into zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025. (Note 16(b)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on EURIBOR. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 16(d)).
Credit Risk
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Turkish Lira deposits held at a Turkish banking institution equivalent to $35,000 matured in February 2023, reducing the Company's exposure to credit risk.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at June 30, 2023, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €126,211 ($137,305) and the Company's available balance on the revolving credit facility was $112,376. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries project.

(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2023, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kisladag and the Efemcukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque Triangle mine and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at June 30, 2023. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended June 30, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$108,797	$78,611	$42,447	$—	$—	$229,855
Production costs	47,854	28,305	40,837	—	—	116,996
Depreciation and amortization	28,700	18,950	16,436	—	—	64,086
Earnings (loss) from mine operations	$32,243	$31,356	$(14,826)	$—	$—	$48,773

Other significant items of income and expense
Write-down of assets	$138	$—	$1,748	$—	$—	$1,886
Exploration and evaluation expenses	2,274	1,643	155	—	562	4,634
Mine standby costs	—	1,723	3,390	—	—	5,113
Income tax expense (recovery)	34,933	5,578	(1,098)	—	(547)	38,866
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(652)	—	(652)

Capital expenditure information
Additions to property, plant and equipment during the period**	$26,841	$21,068	$49,860	$—	$1,695	$99,464
Capitalized interest (Note 11(b))	—	—	5,128	—	—	5,128
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the three months ended June 30, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$92,362	$84,953	$36,132	$—	$—	$213,447
Production costs	45,668	31,440	32,212	—	—	109,320
Depreciation and amortization	26,559	18,907	10,605	—	—	56,071
Earnings (loss) from mine operations	$20,135	$34,606	$(6,685)	$—	$—	$48,056

Other significant items of income and expense
Recovery of assets	$(105)	$—	$(1,583)	$—	$—	$(1,688)
Exploration and evaluation expenses	749	1,912	219	—	507	3,387
Mine standby costs	—	5	10,640	—	—	10,645
Income tax expense (recovery)	24,336	10,213	14,329	—	(15,497)	33,381
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(2,334)	—	(2,334)

Capital expenditure information
Additions to property, plant and equipment during the period**	$46,412	$19,556	$21,104	$—	$13	$87,085
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the six months ended June 30, 2023	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$221,521	$152,251	$85,437	$—	$—	$459,209
Production costs	96,097	57,507	74,642	—	—	228,246
Depreciation and amortization	59,506	37,503	29,430	—	—	126,439
Earnings (loss) from mine operations	$65,918	$57,241	$(18,635)	$—	$—	$104,524

Other significant items of income and expense
Write-down of assets	$300	$—	$1,748	$—	$—	$2,048
Exploration and evaluation expenses	4,170	4,879	339	—	1,082	10,470
Mine standby costs	—	2,028	6,589	—	—	8,617
Income tax expense (recovery)	46,655	12,410	(6,286)	—	(1,182)	51,597
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(713)	—	(713)

Capital expenditure information
Additions to property, plant and equipment during the period**	$51,495	$41,495	$84,893	$—	$4,938	$182,821
Capitalized interest (Note 11(b))	—	—	5,128	—	—	5,128

Information about assets and liabilities
Property, plant and equipment	$812,708	$714,669	$2,105,424	$—	$14,472	$3,647,273
Goodwill	—	92,591	—	—	—	92,591

Debt	$—	$—	$50,936	$—	$495,082	$546,018
* Discontinued Operations (Note 4).
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
(21)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the six months ended June 30, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$190,303	$149,892	$67,924	$—	$—	$408,119
Production costs	92,722	58,652	62,502	—	—	213,876
Depreciation and amortization	50,895	35,013	21,761	—	—	107,669
Earnings (loss) from mine operations	$46,686	$56,227	$(16,339)	$—	$—	$86,574

Other significant items of income and expense
Write-down (recovery) of assets	$24,006	$—	$(1,553)	$—	$—	$22,453
Exploration and evaluation expenses	1,438	5,563	381	—	991	8,373
Mine standby costs	—	82	22,251	—	—	22,333
Income tax expense (recovery)	36,268	18,937	19,006	—	(15,900)	58,311
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	(280,225)	—	(280,225)

Capital expenditure information
Additions to property, plant and equipment during the period*	$73,624	$37,722	$35,833	$—	$642	$147,821
* Discontinued Operations (Note 4)
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.

For the year ended December 31, 2022	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$823,125	$711,178	$2,046,759	$—	$15,200	$3,596,262
Goodwill	—	92,591	—	—	—	92,591
	$823,125	$803,769	$2,046,759	$—	$15,200	$3,688,853

Debt	$—	$—	$—	$—	$494,414	$494,414
* Discontinued Operations (Note 4)

20. Events occurring after the reporting date
Tax rate change in Turkiye
On July 15, 2023, an increase in the corporate income tax rate in Turkiye was enacted. The current corporate income tax rate of 20% increased to 25% for 2023 and subsequent years. The increase, which is effective on July 15, 2023, with retroactive application to January 1, 2023, does not affect the amounts of the current or deferred income taxes recognized at June 30, 2023, as the change was substantively enacted subsequent to that date. As a result of the 5% rate increase, the estimated impacts related to net earnings for the six months ended June 30, 2023 are $7 million of additional current tax expense and $30 million of additional deferred tax expense, both of which will be recorded as charges to net earnings during the three and nine months ended September 30, 2023.
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